

March 9, 2018

By E-Mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

> **Re:** **ZAIS Group Holdings, Inc.**
> **Amended Schedule 13E-3**
> **Filed on February 16, 2018 by ZAIS Group Holdings, Inc., ZGH Merger**
>   **Sub, Inc., Z Acquisition LLC, Christian Zugel and Daniel A. Curry**
> **File No. 005-87370**
>
> **Preliminary Schedule 14A**
> **Filed February 16, 2018**
> **File No. 001-35848**

Dear Mr. de Wied:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amended Schedule 13E-3

1.   Please advise us why Mr. Zugel's spouse and ZFT have not also been identified as filing persons in the Schedule 13E-3.

2.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to

unaffiliated security holders and an analysis of the material factors upon which it relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release no. 34-17719 (April 13, 1981). In addition, be sure that each new filer signs the Schedule 13E-3 in his individual capacity.

Preliminary Proxy Statement

3.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Summary Term Sheet, page 1

4.   Revise this section to consolidate it with the Questions and Answers section to avoid duplication.

Cautionary Statement Concerning Forward-Looking Information, page 19

5.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this section.

Special Factors

Reasons for the Merger; Recommendation of the Special Committee, page 42

6.   It appears that in making a statement about the fairness of the transaction you refer to unaffiliated stockholders by excluding certain persons but you do not exclude your directors and officers not affiliated with the Parent Group or Ramguard. Please revise to clarify that all references to unaffiliated stockholders exclude all of your directors and officers. See Item 1014(a) of Regulation M-A.

7.   Please revise your disclosure address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to holders of shares other than Parent Group, Ramguard, any holders of Rollover Shares or Exchange Shares, and their respective affiliates, rather than all unaffiliated security holders.

8.   We note that the special committee considered Houlihan Lokey's opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the special committee adopted Houlihan Lokey's analysis and opinion and, in turn, whether the board of directors adopted the special committee's analysis and opinion.

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
March 9, 2018
Page 3

9.   Provide the disclosure relating all of the items in instruction 2 to Item 1014 of Regulation M-A, both for the company and the other filing persons.

Opinion of Financial Advisor to the Special Committee, page 47

10.   Disclose the basis for assumptions relating to the perpetuity growth rates and discount rates used in the discounted cash flow analysis.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions